UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Material fact dated November 11, 2021 regarding the share buyback program of Natura &Co Holding S.A.
2.	Minutes of the meeting of the board of directors of Natura &Co Holding S.A. held on November 11, 2021 filed with the Brazilian Securities Commission on November 11, 2021.
3.	Notice dated November 11, 2021 regarding the share buyback program.
4.	Material fact dated November 11, 2021 — Natura &Co announces studies for a new step to underscore its global presence by switching its primary listing to the NYSE while maintaining a dual listing through BDRs listed on B3
5.	Material fact dated November 11, 2021 — Review of Timeframe to Achieve Consolidated EBITDA Margin Projection.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 12, 2021

Item 1

Material fact dated November 11, 2021 regarding the share buyback program of Natura &Co Holding S.A.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97

MATERIAL FACT

Natura &Co Holding S.A. (B3: NTCO3), a corporation with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, n° 1188, Sala A17 – Bloco A, Parque Anhanguera, CEP 05106-000 (“Company”), in compliance with article 157, fourth paragraph, of Law No. 6,404 of December 15, 1976, as amended (“Corporations Law”), Resolution No. 44, issued by the Brazilian Securities and Exchange Commission (“CVM”) on August 23, 2021, as amended, and CVM Rule No. 567, of September 17, 2015, as amended (“CVM Rule 567”), informs its shareholders and the market in general that its Board of Directors, at a meeting held on this date, approved the launch of the Company’s share buyback program (“Share Buyback Program”).

Purpose

The purpose of the Share Buyback Program is to maximize the creation of value for the Company’s shareholders through an efficient management of its capital structure, by means of the acquisition of common shares of its own issuance, which may be held in treasury, used for bonuses purposes or subsequently sold in the market, canceled, without any capital stock reduction, in accordance with the first paragraph of the article 30, of the Corporations Law and the rules set forth in the CVM’s Rule 567 and also can be used for purposes of backing the exercise of the incentives granted in accordance with the restricted shares and stock option programs of the Company.

Floating Shares

At this moment, the Company has 844,611,316 outstanding, common, registered, book-entry shares with no par value, issued by the Company (“Floating Shares”) and 193,340 treasury shares.

Number of shares to be purchased

The Company may, at its sole discretion and under the terms of the Share Buyback Program, purchase up to 37,500,000 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 2.72% of the total shares issued by the Company and up to 4.44% of its Floating Shares.

Price and form of purchase

The purchase transactions will be carried out at B3 – Brasil, Bolsa, Balcão (“B3”), at market prices, and the Company’s management shall decide the moment and number of shares to be purchased, whether in a single transaction or in a series of transactions, subject to the limits set forth in the applicable regulations.

Duration of the Share Buyback Program

The maximum term for the purchases is of twelve (12) months, beginning on the November 12, 2021 and ending on November 11, 2022 (including).

Financial Institutions

The purchase of Company’s shares will be intermediated by Itaú Corretora de Valores S.A, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 61.194.353/0001-64.The Company shall retain other financial institutions to act as intermediaries for the purchase of Company’s shares, in which case the Company will make the corresponding disclose to the market, in accordance with the applicable regulation.

Available Funds

The transactions performed in the scope of the Share Buyback Program will be supported by the global amount of capital reserves. The Company possesses capital reserves on sufficient amount to carry out the Share Buyback Program.

Verification of the Available Funds

The continued existence of funds available to back the purchase of the Company’s own shares must be verified based on the more recent annual, interim or quarterly financial statements disclosed by the Company before the actual transfer, to the Company, of the ownership of the shares issued by the Company.

Projected results of the fiscal year

The use of projected sums will not be admitted for the ongoing fiscal year’s result to back the transactions held in the scope of the Share Buyback Program.

Verifications by the Board of Officers

The Board of Officers may only implement the purchase if it took all necessary measures to ensure that: (a) the settlement of each transaction on the maturity date is compatible with the Company’s financial status, not affecting the performance of the obligations assumed before creditors or the payment of the mandatory dividend; and (b) in case the existence of funds available based on interim financial statements or reflected on the quarterly information reports (ITR) is verified, there are no predictable facts capable of causing material changes to the amount of such funds during the rest of the fiscal year.

Treasury shares

As per the applicable legislation, treasury shares have no property or political rights. In accordance with second paragraph of article 10 of CVM Rule 567, treasury shares are not considered for the calculation of quorums to open the meetings and discuss matters, set forth in the Corporations Act and in the securities market.

Bonus Shares, Reverse Share Split and Share Split

If any bonus shares, reverse share split or share split involving Company’s shares is approved, the number of shares held in treasury will be changed so as to correct the numeric expression of the volume of the Company’s own shares held by it, without leading to a change in the balance of the balance sheet account that backed the purchase.

Sale or Cancellation of the Surplus Shares

The shares purchased, as per the Share Buyback Program may, to the Board of Directors’ discretion, be allocated to the occasional exercise incentives granted in accordance with the of the restricted shares programs and call options programs in the context of the Company’s incentive plans. The Company shall also cancel or sell the treasury shares exceeding the balance of available profit and reserves within six (6) months counted from the disclosure of the annual or interim financial statements or quarterly financial statements in which the surplus is assessed.

Additional Information

The Company shall keep its shareholders and the market informed about the development of the Share Buyback Program by disclosing a Notice to the Market or a Material Fact on CVM’s (www.cvm.gov.br), B3’s (www.b3.com.br), and the Company’s (https://ri.naturaeco.com/en/) page.

Further information on the Share Buyback Program may be obtained from the Company’s Investor Relations Department on the Company’s page (https://ri.naturaeco.com/en/).

São Paulo, November 11, 2021.

NATURA &CO HOLDING S.A.

VIVIANE BEHAR DE CASTRO

Investor Relation Officer

Item 2

1 Second - Quarter 2021 Results August 13, 2021

Minutes of the meeting of the board of directors of Natura &Co Holding S.A. held on November 11, 2021 filed with the Brazilian Securities Commission on November 11, 2021.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME: 32.785.497/0001-97
State Registration (NIRE): 35300531582

Minutes of the Board of Directors’ Meeting
held on November 11, 2021

I. Date, Time and Place: On November 11, 2021, at 6:00 pm, by conference call.

II.  Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the bylaws of Natura &Co Holding S.A. (the “Company”).

III.  Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-chairman of the Board of Directors; Roberto de Oliveira Marques, Executive Chairman of the Board of Directors and Chief Executive of the Group; Gilberto Mifano, independent director; Carla Schmitzberger, independent director; Fábio Colletti Barbosa, independent director, Jessica Dilullo Herrin, independent director; Ian Martin Bickley, independent director, Nancy Killefer, independent director, W. Don Cornwell, independent director, and Andrew George McMaster Jr., independent director. Mr. Moacir Salzstein, secretary of the meeting, has also attended the meeting.

IV.  Presiding Board: Mr. Guilherme Peirão Leal presided the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.  Agenda: Examine, discuss and approve: (1.1) the implementation of a Share Buyback Program of the Company; (1.2) the authorization to the Company's Board of Officers to take all necessary measures to implement the resolutions approved in this meeting; and (1.3) the authorization to the Group’s Operational Committee to study and present to the Board of Directors a recommendation for a corporate restructuring of the Company.

VI.  Resolutions. After the meeting was opened, having analyzed and discussed the matters included in the agenda, the members of the Board of Directors unanimously approved:

1.1  The use of available profit and/or reserves in compliance with paragraph 1 of article 30 of Law No. 6,404 of December 15, 1976, as amended (“Corporations Act”) and with the provisions of CVM Rule No. 567, of September 17, 2015 (“CVM Rule 567”) to purchase, in a single transaction or in a series of transactions, up to 37,500,000 common, registered, book-entry shares with no par value, issued by the Company, in accordance with the following terms and conditions (“Share Buyback Program”):

Purpose: The purpose of the Share Buyback Program is to maximize the creation of value for the Company’s shareholders through an efficient management of its capital structure, by means of the acquisition of common shares of its own issuance, which may be held in treasury, used for bonuses purposes or subsequently sold in the market, canceled, without any capital stock reduction, in accordance with the first paragraph of the article 30, of the Corporations Law and the rules set forth in the CVM Rule 567 and also can be used for purposes of backing the exercise of the incentives granted in accordance with the restricted shares and stock option programs of the Company.

Floating and Treasury Shares: As per the last share composition available, the Company has 844,611,316 outstanding common, registered, book-entry shares with no par value, issued by the Company (“Floating Shares”) and 193,340 treasury shares.

Number of shares to be purchased: The Company may, at its sole discretion as per the Share Buyback Program, purchase up to 37,500,000 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 2.72% of the total shares issued by the Company and up to 4.44% of the Floating Shares.

Price and Form of Purchase: The acquisition of shares will be carried out at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market prices, and the Company’s management shall decide the moment and number of shares to be purchased, whether in a single transaction or in a series of transactions, subject to the limits set forth in the applicable regulations.

Duration of the Share Buyback Program: The maximum term for the purchases is of twelve (12) months, beginning on November 12, 2021 and ending on November 11, 2021.

Financial institutions that will act as intermediaries: The purchase of Company’s shares will be intermediated by Itaú Corretora de Valores S.A, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 61.194.353/0001-64. The Company shall retain other financial institutions to act as intermediaries for the purchase of Company’s shares, in which case the Company will make the corresponding disclose to the market, in accordance with the applicable regulation.

Available Funds: The transactions performed in the scope of the Shares Buyback Program will be supported by the use of the global amount of capital reserves. The Company possesses capital reserves on sufficient amount to carry out the Share Buyback Program.

Verification of the Available Funds: The continued existence of funds available to back the purchase of the Company’s own shares must be verified based on the more recent annual, interim or quarterly financial statements disclosed by the Company before the actual transfer, to the Company, of the ownership of the shares issued by the Company.

Projected results of the fiscal year: The use of projected sums will not be admitted for the ongoing fiscal year’s result to back the transactions held in the scope of the Share Buyback Program.

Verifications by the Board of Officers: The Board of Officers may only implement the purchase if it took all necessary measures to ensure that: (a) the settlement the transaction, or of each transaction, on the maturity date is compatible with the Company’s financial situation, not affecting the performance of the obligations assumed before creditors or the payment of the mandatory dividend; and (b) in case the existence of funds available based on interim financial statements or reflected on the quarterly information reports (ITR) is verified, there are no predictable facts capable of causing material changes to the amount of such funds during the rest of the fiscal year.

Rights of Treasury Shares: As per the applicable legislation, treasury shares will have no property or political rights. In accordance with paragraph 2 of article 10 of CVM Rule No. 567/15, treasury shares are not considered for the calculation of quorums to open the meetings and discuss matters, set forth in the Corporations Act and in the securities market.

Bonus Shares, Reverse Share Split and Share and Split: If any bonus shares, reverse share split or share split involving Company’s shares is approved, the number of shares held in treasury will be changed so as to correct the numeric expression of the volume of the Company’s own shares held by it, without leading to a change in the balance of the balance sheet account that backed the purchase.

Sale of shares in the scope of the call option plan involving the Company’s shares: The shares purchased as per the Share Buyback Program may, to the Board of Directors’ discretion, be allocated to the occasional exercise of incentive plans granted in accordance with restricted shares programs and call options programs of the

Company. The Company shall also cancel or sell the treasury shares exceeding the balance of available profit and reserves within six (6) months counted from the disclosure of the annual or interim financial statements or quarterly financial statements in which the surplus is assessed.

1.2  The authorization for the Company’s Board of Officers to take all measures and perform all acts required for the Share Buyback Program, including to retain other financial institutions as well as securities dealers and brokers to act as intermediaries for the purchase of Company’s shares, and to ratify the acts already performed by the Company’s Board of Officers, aiming the performance of the Shares Buyback Program.

1.3  The authorization for Group Operating Committee to study and present a recommendation to the Company’s Board of Directors for a potential corporate restructuring of the Company, through a migration of its primary listing to the New York Stock Exchange – NYSE, while maintaining a dual listing by sponsoring a Brazilian Depositary Receipts (BDR) program listed on the B3 – Brasil Bolsa Balcão S.A. Under the proposal of the corporate restructuring, the Company´s shareholder base would migrate to a new holding company, likely to be domiciled in the United Kingdom and maintaining the “one share one vote” share structure.

VII.  Closing: The Chairman thanked the presence of all and ordered the adjournment of the meeting, first suspending the same, so that these minutes could be drawn up, which after being read, discussed and found to be in order, were approved, according to votes cast by e-mails and signed by the board and by the attending directors.

São Paulo, November 11, 2021.

I hereby certify that these minutes are a true copy of the original transcribed in the Company’s book.

__________________________________
Moacir Salzstein Secretary

Item 3

Notice dated November 11, 2021 regarding the share buyback program.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME: 32.785.497/0001-97
State Registration (NIRE): 35300531582

Notice regarding the Share Buyback Program, approved at the Board of Directors’ Meeting held on November 11, 2021.

EXHIBIT 30-XXXVI

Notice regarding the trade of the company’s own shares

Natura &Co Holding S.A (“Company”), in compliance with the provisions of CVM Rule No. 480, of December 7, 2009, as amended, presents below the information set forth in Exhibit 30-XXXVI regarding the trade of the company’s own shares.

I - provide a detailed justification of the purpose and expected economic effects of the transaction:

The purpose of the Share Buyback Program is to maximize the creation of value for the Company’s shareholders through an efficient management of its capital structure, by means of the acquisition of common shares of its own issuance, which may be held in treasury, used for bonuses purposes or subsequently sold in the market, canceled, without any capital stock reduction, in accordance with the first paragraph of the article 30, of Law No. 6,404 of December 15, 1976 and the rules set forth in the CVM’s Normative Rule No. 567, of September 17, 2015, and also can be used for purposes of backing the exercise of the incentives granted in accordance of the restricted shares and stock option programs of the Company.

II - inform the number of (i) floating shares and (ii) treasury shares:

At this moment, the Company has 844,611,316 outstanding, common, registered, book-entry shares with no par value, issued by the Company (“Floating Shares”) and 193,340 treasury shares.

III - inform the number of shares that may be purchased or sold:

The Company may, at its sole discretion and under the terms of the Share Buyback Program, purchase up to 37,500,000 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 2.72% of the total shares issued by the Company and up to 4.44% of its Floating Shares.

IV - describe the main characteristics of the derivative instruments the Company may use, if any:

Not applicable given that the Company will not use derivative instruments in the scope of the Share Buyback Program.

V - Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions:

Not applicable because the repurchases will happen at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), so there is no information about the counterparties of the transactions.

VI - In the event of transactions out of the organized securities markets, inform:

a.       The maximum (minimum) price to purchase (sell) the shares: and

Not applicable because the purchase transactions will happen at B3, at market prices.

b.       If this is the case, the reasons that justify the transaction at prices that are ten percent (10%) higher, in case of sale, than the average quote, weighed by volume, of the ten (10) previous trading days:

Not applicable because the purchase transactions will happen at B3, at market prices.

VII - Inform, if any, the impacts the trade will have on the composition of the controlling interest or the company’s administrative structure:

The Share Buyback Program will have no impacts on the composition of the controlling interest or the Company’s administrative structure.

VIII - Inform the counterparties, if known, and in case of a related party, as defined by the accounting standards that govern the matter, also provide the information required by article 8 of CVM Rule No. 481, of December 17, 2009:

Since the shares will be repurchased by means of transactions held at B3, it is not possible to identify the counterparties or transactions with related parties.

IX - Identify the allocation of the funds earned, if applicable:

Not applicable, to the extent that it is a repurchase of shares issued by the Company.

X - Indicate the maximum term for the settlement of the authorized transactions:

The maximum term for the purchases and acquisitions is of twelve (12) months, beginning on November 12, 2021 and ending on November 11, 2022.

XI - Identify the institutions that will act as intermediaries, if any:

The purchase of Company’s shares will be intermediated Itaú Corretora de Valores S.A, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 61.194.353/0001-64. The Company shall retain other financial institutions to act as intermediaries for the purchase of Company’s shares, in which case the Company will make the corresponding disclose to the market, in accordance with the applicable regulation.

XII - Specify the funds available to be used, as per article 7, paragraph 1, of CVM Rule No. 567, of December 17, 2015:

The transactions performed in the scope of the Share Buyback Program will be supported by the use of the global amount of capital reserves. The Company possesses capital reserves on sufficient amount to carry out the Share Buyback Program.

The continued existence of funds available to back the purchase of the Company’s own shares must be verified based on the more recent annual, interim or quarterly financial statements disclosed by the Company before the actual transfer, to the Company, of the ownership of the shares issued by the Company.

XIII - Specify the reasons why the members of the Board of Directors are comfortable with the idea that the repurchase of shares will not hinder the performance of obligations assumed before creditors or the payment of fixed or minimum mandatory dividends:

The Board of Directors of the Company understands that the execution of the Share Buyback Program is compatible with the financial status of the Company. Furthermore, as informed on item XII above, the transactions performed in the scope of the Share Buyback Program will be supported by the use of the global amount of capital reserves. Therefore, the Board of Directors of the Company understands that the repurchase of the shares will not hinder the performance of obligations assumed before creditors or the payment of mandatory dividends.

Item 4

Material fact dated November 11, 2021 — Natura &Co announces studies for a new step to underscore its global presence by switching its primary listing to the NYSE while maintaining a dual listing through BDRs listed on B3

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

MATERIAL FACT

Natura &Co announces studies for a new step to underscore its global presence by switching its primary listing to the NYSE while maintaining a dual listing through BDRs listed on B3

NATURA &CO HOLDING S.A. (B3: NTCO3; NYSE: NTCO) (“Natura &Co”, “Group”, or “Company”), the 4th largest pure play beauty group worldwide, with operations in over 100 countries, in compliance with article 157, paragraph 4 of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporation Law”), and the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) Resolution No. 44 of August 23, 2021, hereby informs its shareholders and the market in general that Board of Directors has authorized the Group Operating Committee to evaluate a potential migration of its primary listing to the New York Stock Exchange – NYSE, while maintaining a dual listing by sponsoring a Brazilian Depositary Receipts (BDR) listed on the B3 – Brasil Bolsa Balcão S.A.

The Group is proud of its Brazilian heritage and roots, and now derives more than 70% of its revenues outside of Brazil following the acquisitions of Aesop in 2013, The Body Shop in 2017 and Avon in 2020, on top of its strong organic growth in Latin America outside Brazil in the last decade. Following the recent successful capital restructuring, which we believe positions the Group to become investment grade in the near future, the potential reorganization would be a new step of the Group´s strategic planning to continue to access the global markets and investors while remaining committed to the markets in which we operate via our Business Units and Affiliates. These will remain headquartered in their existing jurisdictions.

To enable this process, the Company is considering the creation of a new Group holding company likely to be domiciled in the United Kingdom, where the Group already has a significant presence and where The Body Shop and Avon are headquartered. Natura Cosméticos will continue to be headquartered and domiciled in Brazil and Aesop in Australia.

The purpose of switching the primary listing to the United States would be to:

•	Allow Natura &Co to increase its visibility and reach and amplify its “2030 Commitment to Life” sustainability agenda;

•	Increase access to global investors and further diversify its shareholder base while maintaining a dual listing via BDRs listed on B3;

•	Expand the coverage by research analysts;

•	Improve liquidity of its shares and access new sources of financing; and

•	Better align its corporate and capital structures to its global operational footprint.

The proposal under study contemplates that the Company´s shareholder base would migrate to a new holding company, through a cross-border corporate restructuring. The Company intends to maintain the “one share one vote” share structure.

There can be no assurance that the Board of Directors will submit a corporate restructuring proposal to the Company shareholders once the studies are completed.

Any such proposal would be subject to the consent from the majority of the free float attending the shareholders meeting, as required by the Novo Mercado Regulation.

If the potential reorganization is ultimately approved by the Company’s shareholders, dissenting shareholders would be entitled to exercise withdrawal rights in accordance with the Brazilian Corporation Law.

The Company will disclose additional detailed information and keep the market and its shareholders informed on any updates related to the potential restructuring, depending on the outcome of the studies.

São Paulo, November 11, 2021.

Viviane Behar de Castro

Investor Relations Officer

Item 5

Material fact dated November 11, 2021 — Review of Timeframe to Achieve Consolidated EBITDA Margin Projection.

Natura &Co Holding S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

NIRE No. 35300531582

CVM Code No. 02478-3

MATERIAL FACT

Review of Timeframe to Achieve Consolidated EBITDA Margin Projection

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 44, of August 23, 2021, of CVM Ruling No. 480, of November 18, 2009, as amended (“CVM Ruling 480”), and of Law No. 6,404, of December 15, 1976, hereby presents a change in the timeframe to achieve the Company´s Consolidated EBITDA Margin disclosed in guidance presented in the Material Fact on April 20, 2021 (“Material Fact of April 20, 2021”).

After recent business updates and in the context of a challenging and unforeseen operating environment, such as inflationary pressure, supply chain disruption and further foreign exchange impacts, the projection for the Company´s Consolidated EBITDA Margin, between 14% and 16% initially projected for the fiscal year to be ended on December 31, 2023, is now projected for the fiscal year to be ended on December 31, 2024.

For the Consolidated EBITDA Margin projection, the Company considered the following assumptions, as mentioned in the Material Fact of April 20, 2021:

(a)	revenue growth of all distribution channels, such as, direct sales, own stores, e-commerce, franchises and others;

(b)	gains in operational leverage due to the increase of consolidated revenue;

(c)	expansion of the EBITDA margin, deriving from the expansion of the EBITDA margin of Avon International;

(d)	the continuous margin increase from (i) Natura &Co Latam segment, and (ii) other business segments based on their respective strategic plans with focus on innovation and expansion of their sales channels, such as retail and e-commerce; and

(e)	completion of the capture of synergies arising from the business combination with Avon.

The projection hereby consists of mere estimates from the Company’s management, is subject to risks and uncertainties, and, under no circumstances, constitute a performance promise. In case of material change in these factors, the projection will be reviewed. The information about the business perspectives, projections and financial goals consists of mere predictions, based on the management’s current expectations regarding the future of the Company. Said expectations depend on market conditions and on the economic outlook in Brazil as well as in the countries and sectors in which we operate. Any change in the perception or in the factors described above may cause actual results to differ from the projection presented.

Other projections and timeframes published in the Material Fact as of April 20, 2021 have not changed.

Section 11 of the Company's Reference Form will be updated within the period established in CVM Ruling 480, in such a way it will be made available for access by the investors both through CVM’s website (http://www.cvm.gov.br) and through the Company's investor relations website (https://ri.naturaeco.com/pt-br/).

This Material Fact is merely informative and shall, under any circumstances, neither be interpreted as an investment recommendation, nor an offer to acquire any securities issued by the Company.

São Paulo, November 11, 2021.

Viviane Behar de Castro

Investor Relations Officer